Filed Pursuant to Rule 424(b)(3)
                                                Registration Number 333-90056


                         CONCURRENT COMPUTER CORPORATION

                         291,461 SHARES OF COMMON STOCK

     This Prospectus relates to the public offering of 291,461 shares of our common stock that were issued in a private placement to the selling stockholder identified in this prospectus. We will not receive any proceeds from the sale of these shares, and we have agreed to bear the expenses incurred in connection with the registration of these shares.

     The prices at which the selling stockholder may sell the shares will be determined by or based on the prevailing market price for the shares or in negotiated transactions. The selling stockholder also may sell the shares to or with the assistance of broker-dealers, who may receive compensation in excess of their customary commissions.

     Our common stock is traded on the Nasdaq National Market under the symbol "CCUR." On December 5, 2002, the last reported sale price of our common stock was $2.90 per share.


                                 ---------------

     THE COMMON STOCK OFFERED INVOLVES A HIGH DEGREE OF RISK. SEE "CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS" IN THIS PROSPECTUS AND "RISK FACTORS" IN OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2002, WHICH IS INCORPORATED HEREIN BY REFERENCE, FOR A DISCUSSION OF SOME IMPORTANT RISKS YOU SHOULD CONSIDER BEFORE BUYING ANY SHARES OF COMMON STOCK.


                                 ---------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.










                THE DATE OF THIS PROSPECTUS IS DECEMBER 5, 2002.

                                    BUSINESS

OVERVIEW

     We believe that we are a leading provider of computer systems for both the emerging video-on-demand market through our Xstreme division and real-time applications through our Real-Time division. We provide video-on-demand servers and related software, referred to as our video-on-demand systems, primarily to residential cable television operators also known as multiple system operators, that have upgraded their networks to support interactive, digital services. Our real-time business provides high-performance real-time computer systems used primarily for simulations and data acquisition applications. We market our real-time computer systems to U.S. government prime contractors, agencies of the U.S. government and commercial markets where the immediate capture and delivery of information is critical. Although almost all of our revenues prior to fiscal 2000 were derived from our Real-Time division, we expect in the near term that a majority of our future revenue growth will come from our Xstreme division, which began commercial sales in 1999.

     Our video-on-demand systems consist of digital video servers and related software that enable cable systems that have two-way capability to deliver video-on-demand to subscribers served through digital set-top boxes. We have been selected to supply our video-on-demand system for 48 markets. Of these, 38 have been publicly announced by multiple system operators, including the first commercial deployment at AOL Time Warner's Oceanic regional division in Oahu, Hawaii and the largest system-wide commercial deployment at AOL Time Warner's Tampa Bay regional division in Florida. All of the eight largest multiple system operators have begun deploying video-on-demand services in one or more residential markets. We believe we are well-positioned to be a provider of choice to these multiple system operators.

     Initially, we focused our video-on-demand business on the development of video-on-demand systems designed to be compatible with Scientific-Atlanta, Inc. digital cable equipment. In October 1999, we acquired Vivid Technology, Inc. and obtained certain server technology compatible with Motorola, Inc. digital cable equipment. Since September of 2000, we have been selling video-on-demand systems that are compatible with both Scientific-Atlanta and Motorola headend equipment, initially with our MediaHawk Model 2000 and since January 2002 with our MediaHawk Model 3000.

     Our primary video-on-demand focus is on the digitally equipped North American multiple system operators. However, we are also developing video-on-demand opportunities in the domestic and international cable, internet protocol (IP) and digital subscriber line, Telco or DSL, and educational markets. Although delivery of video-on-demand to the home over DSL and IP currently is not practical in the United States, we have several of these deployments in the international market and have made the DSL market a strategic initiative.

     Our real-time computer systems and software are specially designed to acquire, process, store, and display large amounts of rapidly changing information in real-time that is with millisecond or microsecond response as changes occur. We have over 35 years of experience in real-time systems, including specific expertise in systems, applications software, productivity tools, and networking. Our systems and software support real-time applications in hardware in-the-loop simulations, man in-the-loop simulations, data acquisition, and industrial control systems markets.

                                 USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares by the selling stockholder. All the proceeds will be received by the selling stockholder.
                               SELLING STOCKHOLDER

     We are registering all 291,461 shares covered by this prospectus on behalf of the selling stockholder. We have registered the shares to permit the selling stockholder and its affiliates that receive their shares from the selling stockholder through non-sale related transfers after the date of this prospectus to resell the shares when they deem appropriate.

     We issued 291,461 shares of our common stock directly to Thirdspace Living Limited on March 19, 2002. Under a Share Purchase and Warrant Issuance Agreement, we invested $7,000,000 in C ordinary shares of Thirdspace through a $4,000,000 cash payment and the issuance of approximately $3,000,000 of our common stock, which amounted to 291,461 shares based on a 20-day trailing average computed on March 12, 2002 of approximately $10.293 per share. In connection with the issuance of our common stock, we entered into a Registration Rights Agreement under which we agreed to file a registration statement with the Securities and Exchange Commission on Form S-3 to register the shares issued in the transaction. We also entered into a Strategic Alliance Agreement under which we agreed to jointly develop and market an integrated end-to-end solution to enable broadband telecommunications carriers to provide broadcast television, interactive television, and video-on-demand services to subscribers on digital subscriber line transportation networks.

     The following table sets forth the name of the selling stockholder, the number of shares of our common stock owned by the selling stockholder as of December 4, 2002, the number of shares that may be offered under this prospectus, and the number of shares of our common stock owned by the selling stockholder after this offering is completed. We have prepared this table based on information provided to us by the selling stockholder. Other than as described above, the selling stockholder has not had a material relationship with us within the past three years. The number of shares in the column "Number of Shares Being Offered" represent all of the shares that the selling stockholder may offer under this prospectus. We do not know how long the selling stockholder will hold the shares before selling them. The shares offered by this prospectus may be offered from time to time by the selling stockholder.

                               SHARES BENEFICIALLY                    SHARES BENEFICIALLY
                                       OWNED            NUMBER OF            OWNED
                              PRIOR TO OFFERING (1)   SHARES BEING     AFTER OFFERING (3)
                             -----------------------                 ---------------------
NAME OF SELLING STOCKHOLDER     NUMBER      PERCENT    OFFERED (2)    NUMBER     PERCENT
---------------------------  ------------  ---------  -------------  ---------  ----------
Thirdspace Living Limited         291,461         *         291,461         0          *
-------------------------

*  Represents beneficial ownership of less than one percent of our common stock.
(1) Percentage ownership is based on 61,863,998 shares of our common stock outstanding on December 4, 2002, and is calculated pursuant to Rule 13d-3(d)(1) under the Exchange Act.
(2) This registration statement shall also cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby as a result of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.
(3) Assumes the sale of all shares offered hereby and no other purchases or sales of our common stock.

                              PLAN OF DISTRIBUTION

     The selling stockholder may sell the shares on the Nasdaq National Market, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. In addition, the selling stockholder may sell shares through:

     - a block trade in which a broker-dealer may resell a part of the block, as principal, in order to facilitate the transaction;
     - purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or
     - ordinary brokerage transactions and transactions in which a broker solicits purchasers.

     When selling the shares, the selling stockholder may enter into one or more, or a combination of, hedging transactions with financial institutions (the "counterparties"), in which it:

     - enters into transactions involving short sales of the shares by counterparties;
     - sells the shares short itself and redelivers such shares to close out its short positions;
     - enters into option, forward or other types of transactions that require the selling stockholder to deliver the shares to a counterparty, who may resell or transfer the shares under this prospectus; or
     - loan or pledge the shares to a counterparty, who may sell or transfer such shares.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholder for their services. A broker-dealer engaged by the selling stockholder may allow other broker-dealers to participate in resales. The selling stockholder and any broker-dealers involved in the sale or resale of the shares may qualify as "underwriters" within the meaning of the Section 2(11) of the Securities Act. In addition, the broker-dealers' commissions, discounts or concessions may qualify as underwriters' compensation under the Securities Act. The selling stockholder will be subject to the prospectus delivery requirements of the Securities Act.

     In addition to selling the shares under this prospectus, the selling stockholder may:

     - agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the shares, including liabilities arising under the Securities Act; or
     - transfer its shares in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer.

     The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Any person participating in the distribution of the shares of common stock registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any shares of our common stock by any such person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of shares of our common stock to engage in market-making activities with respect to shares of our common stock. These restrictions may affect the marketability of shares of our common stock and the ability of any person or entity to engage in market-making activities with respect to shares of our common stock.

     We will file a supplement to this prospectus, to the extent required, pursuant to Rule 424(b) under the Securities Act upon being notified by the selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution of a purchase by a broker or dealer. Such supplement will disclose:

     - the name of the selling stockholder and of the participating broker-dealer(s);
     -    the number of shares involved;
     -    the price at which such shares were sold;
     - the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;
     - that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and
     -    other facts material to the transaction.

     If underwriters are used in a sale, the shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Shares may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of shares will be named in the supplement to this prospectus relating to that offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be stated on the cover of the prospectus supplement.

     Upon sale under the registration statement that includes this prospectus, the shares of our common stock registered by the registration statement will be freely tradable in the hands of persons other than our affiliates.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 (1-800-732-0330) for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC's website at http://www.sec.gov.

                      INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until this offering is completed.

     1.   Our Annual Report on Form 10-K for the fiscal year ended June 30,
          2002;

     2. Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002;

     3. Our Current Reports on Form 8-K, dated August 12, 2002, August 23, 2002 and October 29, 2002; and

     4. The description of our common stock contained in the Registration Statement on Form 8-A dated January 23, 1986, as amended by our Current Reports on Form 8-A/A, dated August 12, 2002 and September 25, 2002.

     The reports and other documents that we file after the date of this prospectus will update and supersede the information in this prospectus.

     You may request a copy of these filings by writing or telephoning us at:
Concurrent Computer Corporation, 4375 River Green Parkway, Duluth, Georgia 30096, Attn: Assistant Secretary; phone: (678) 258-4000. We will provide this information at no cost to you.

     YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THE SELLING STOCKHOLDER IS NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS DOCUMENT.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements made or incorporated by reference in this prospectus may constitute "forward-looking statements" within the meaning of the federal securities laws. When used or incorporated by reference in this prospectus, the words "believes," "expects," "estimates" and similar expressions are intended to identify forward-looking statements. Statements regarding future events and developments and our future performance, as well as our expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws. All forward-looking statements are subject to certain risks and uncertainties that could cause actual events to differ materially from those projected. The risks and uncertainties which could affect our financial condition or results of operations include, without limitation:

     -    availability of video-on-demand content;
     -    delays or cancellations of customer orders;
     -    changes in product demand;
     -    economic conditions;
     -    various inventory risks due to changes in market conditions;
     - uncertainties relating to the development and ownership of intellectual property;
     - uncertainties relating to our ability and the ability of other companies to enforce their intellectual property rights;
     -    the pricing and availability of equipment, materials and inventories;
     -    the limited operating history of our video-on-demand segment;
     -    the concentration of our customers;
     -    failure to effectively manage growth;
     -    delays in testing and introductions of new products;
     -    rapid technology changes;
     - demand shifts from high-priced, proprietary real-time systems to low-priced, open server systems;
     -    system errors or failures;
     -    reliance on a limited number of suppliers;
     - uncertainties associated with international business activities, including foreign regulations, trade controls, taxes, and currency fluctuations;
     -    the highly competitive environment in which we operate; and
     -    the entry of new well-capitalized competitors into our markets.

     Other important risk factors are discussed in our Annual Report on Form 10-K for the fiscal year ended June 30, 2002, incorporated herein by reference.

     Our forward looking statements are based on current expectations and speak only as of the date of such statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise.

                                  LEGAL MATTERS

     The validity of the shares of common stock offered by this prospectus will be passed upon for us by King & Spalding. Bruce N. Hawthorne, a partner of King & Spalding, is a director of Concurrent.

                                     EXPERTS

     The consolidated financial statements and the related financial statement schedules as of June 30, 2002 and 2001, and for each of the three years in the period ended June 30, 2002 incorporated in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statement and related schedule of Concurrent for the year ended June 30, 1999 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

NO DEALER, SALESPERSON OR OTHER PERSON HAS        Prospectus    December 5, 2002
BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO
MAKE ANY REPRESENTATION NOT CONTAINED IN THIS
PROSPECTUS IN CONNECTION WITH THE OFFER MADE
BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH
INFORMATION OR REPRESENTATION MUST NOT BE
RELIED UPON AS HAVING BEEN AUTHORIZED BY US.
THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO
SELL OR A SOLICITATION OF AN OFFER TO BUY ANY
SECURITIES OTHER THAN THE COMMON STOCK TO
WHICH IT RELATES, OR AN OFFER IN ANY JURISDICTION
TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE
SUCH AN OFFER IN SUCH JURISDICTION.  NEITHER THE
DELIVERY OF THIS PROSPECTUS NOR ANY SALE
HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES,
CREATE AN IMPLICATION THAT THE INFORMATION
CONTAINED HEREIN IS CORRECT AT ANY TIME AFTER
THE DATE HEREOF.




                                                          291,461 Shares


            Table Of Contents

                                         Page
                                         ----
Business . . . . . . . . . . . . . . . . .  2
Use of Proceeds. . . . . . . . . . . . . .  3
Selling Stockholder. . . . . . . . . . . .  3
Plan of Distribution . . . . . . . . . . .  4    CONCURRENT COMPUTER CORPORATION
Where You Can Find More Information . . .   5              COMMON STOCK
Information Incorporated by Reference. . .  5
Cautionary Note Regarding Forward-Looking
 Statements. . . . . . . . . . . . . . . .  6
Legal Matters. . . . . . . . . . . . . . .  6
Experts. . . . . . . . . . . . . . . . . .  7